82-3822

BCSC

British Columbia
Securities Commission

02 JUL -9 AM 11:30

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Pri
information requested on this form is col
used for the purpose of administering the
the collection or use of this information c
Financial Reporting (604-899-6729), P.O
West Georgia Street, Vancouver, BC V7
Columbia 1-800-373-6393.

02042452

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	April 30, 2002	June 27, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/06/27
"Jerry Dibble"	Jerry Dibble	02/06/27

(Electronic signatures should be entered in "quotations".)

dw 7/9

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

NOVAWEST RESOURCES INC.
BALANCE SHEET
APRIL 30, 2002
(UNAUDITED – E & OE)

	2002 (Unaudited) April 30, 2002	2001 (Audited) Oct. 31, 2001
ASSETS		
Current		
Cash	$ 81,058	$ 59,898
Prepaid expenses & deposits	9,612	16,288
Accounts receivable	54,649	41,750
Capital Assets	9,208	4,880
Mineral Claims	1,011,483	900,663
Deferred Exploration & Development	2,005,560	1,980,465
	$ 3,171,570	$ 3,003,944
LIABILITIES		
Current		
Accounts Payable & Accrued Liabilities	$ 307,655	$ 282,505
Income Taxes Payable		26,188
Notes Payable	247,350	247,350
	555,005	573,570
SHAREHOLDERS' EQUITY		
Share Capital	8,159,517	7,886,017
Share Subscriptions	83,981	25,000
Share Issue Costs	---	---
Deficit	(5,626,933)	(5,463,116)
	2,616,565	2,447,901
	$ 3,171,570	$ 3,003,944

"Patrick D. O'Brien"
Director

"Jerry Dibble"
Director

Prepared by management without audit.

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

NOVAWEST RESOURCES INC.
STATEMENT OF LOSS & DEFICIT
APRIL 30, 2002
(UNAUDITED – E & OE)

	For the six months ended April 30		For the three months ended April 30	
	2002	**2001**	**2002**	**2001**
Revenue				
Other Income	9,242	300	8,242	---
Expenses				
Bank & Interest Charges	970	283	800	220
Consulting Fees	20,088	9,950	20,088	5,500
Accommodation	5,818	7,569	1,489	5,607
Advertising	2,900	3,407	2,900	3,207
Finance Fees	(26,188)	---	---	(26,188)
Management Fees	30,000	30,000	15,000	15,000
Equipment Lease	4,872	3,671	2,313	2,059
Investor Relations	---	---	---	---
Legal & Audit	22,841	9,256	21,703	11,810
Office Exp. & Admin.	19,689	9,187	10,972	4,202
Courier	1,921	1,866	1,575	1,634
Postage	741	334	77	259
Property Taxes	---	5,400	---	---
Office Rent	5,400	5,400	2,700	2,700
Office Utilities	560	---	160	---
Promotion	---	---	---	---
Subscriptions & Dues	79	900	---	---
Telephone	8,715	9,093	3,764	5,038
Transfer & Filing	18,338	17,565	14,568	9,397
Trade Shows	5,533	---	---	---
Transportation	2,543	8,466	3,127	5,232
Wages	22,051	16,856	9,941	8,802
	173,059	113,015	111,077	54,479
Net Loss	163,817	112,715	102,835	54,479
Deficit, Beginning of Period	5,463,116	5,044,065	5,524,098	5,102,301
Deficit, End of Period	$ 5,626,933	$ 5,156,780	$ 5,626,933	$ 5,156,780
Loss per Share	$0.01	$0.01	$0.01	$0.01

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

NOVAWEST RESOURCES INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
APRIL 30, 2002
(UNAUDITED – E & OE)

	For six months ended April 30		For three months ended April 30	
	2002	**2001**	**2002**	**2001**
Operating Activities				
Operations				
Net Loss	(163,817)	(112,715)	(102,835)	(54,479)
Accts. Receivable	---	---	---	---
Items not affecting cash flow				
Depreciation				
	(163,817)	(112,715)	(102,835)	(54,479)
Changes in other operating items				
Accts Payable & Accrued Liab.	(1,038)	(19,769)	16,160	(68,334)
Prepaid Expenses	6,676	(3,201)	1,701	(3,201)
Accounts Receivable	(12,899)	(18,445)	(8,334)	(7,261)
Cash prov. by (used for) oper. Activ.	$ (171,078)	$ (154,130)	$ (93,308)	$ (133,275)
Financing Activities				
Proceeds from issuance of shares	332,481	293,532	204,481	205,031
Proceeds from Prepaid Subscriptions		---	---	---
Cash provided by financing activities	$ 332,481	$ 293,532	$ 204,481	$ 205,031
Investing Activities				
Purchase of capital assets	(4,328)	---	(1,590)	---
Purchase of mineral claims	(110,820)	(66,122)	(65,920)	(66,122)
Expenditures for exploration	(25,095)	(67,584)	(1,405)	(31,073)
	$ (140,243)	$ (133,706)	$ (68,915)	$ (97,195)
Increase/Decrease in Cash	(21,160)	5,696	42,258	(25,439)
Cash, Beginning of Period	59,898	29,459	38,800	60,594
Cash, End of Period	$ 81,058	$ 35,155	$ 81,058	$ 35,155

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	April 30, 2002	June 27, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/06/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry Dibble"	Jerry Dibble	02/06/27

(Electronic signatures should be entered in "quotations".)

SCHEDULE B – SUPPLEMENTARY INFORMATION – April 30, 2002

1. A) A total of $ 15,000 was paid to a senior officer of the Company for management fees for the period from February 1, 2002 to April 30, 2002. A total of $3,275 was paid to the spouse of a senior officer of the Company for office and computer related services for the period from February 1, 2002 to April 30, 2002.

B) In the period from February 1, 2002 to April 30, 2002, $1,405 in deferred exploration and development expenses was incurred as follows:

Opening Balance			$ 2,004,155
Raglan Project:			
	Site Storage	648	
	Consulting Geologist	177	
			$ 825
Nickel Royale Project:			
	Consulting Geologist	461	
	Assaying	120	$ 581
Closing Balance			$ 2,005,561

C) Mineral Properties Investment

PROPERTY	APRIL 30/02	APRIL 30/01
Raglan Assemblage - Lac Nuvilik	$ 58,667	$ 43,667
- Delta	156,860	136,860
- Sub	82,100	62,100
- Kozmo	36,820	17,000
- EastBridge	8,260	13,260
- Checkmate	51,500	34,000
- Richrock	16,500	16,500
- Yee	37,683	38,685
Timmins Assemblage - Golden Peak	59,000	59,000
- Golden Nova	26,700	26,700
Bucke Pipe Project	64,850	64,850
Golden Vista Project	30,750	19,800
GoldStock Project	58,840	56,400
GoldenPoly Project	121,360	112,360
Pense Project	25,000	25,000
KC2 South Project	1	1
KC2 North Project	---	8,300
Lac Rocher Project	102,113	100,000
Nickel Royale Project	81,329	---
TOTAL INVESTMENT	$1,018,333	$ 834,483

2. A) Summary of Securities issued during the period:

Date	Description	Price	# of Shares	Total Proceeds	Type of Consideration	Commission Paid
2/7/02	Private Placement	$ 0.16	93,750	$ 15,000	Common Stock	Nil
2/11/02	Private Placement	$ 0.16	312,500	$ 35,000	Common Stock	Nil
2/20/02	Private Placement	$ 0.15	670,000	$ 93,000	Common Stock	Nil
2/7/02	Private Placement	$ 0.16	93,750	N/A	Warrants	Nil
2/11/02	Private Placement	$ 0.16	312,500	N/A	Warrants	Nil
2/20/02	Private Placement	$ 0.15	670,000	N/A	Warrants	Nil

B) Summary of Options Granted During the period:

Date Issued	Name	# of Shares	Price	Expiry Date
18/04/02	Jerry Dibble	120,000	$ 0.20	18/04/07

3. A) Particulars of Authorized Capital and summary of Shares Issued:

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of April 30, 2002, 25,132,850 common shares without par value were issued and outstanding.

B) Summary of Options, Warrants and Convertible Securities Outstanding:

Nature	Number	Exercise Price	Expiry Date
Options	744,000	$ 0.18	21/09/03
Options	99,500	$ 0.18	13/05/04
Options	75,000	$ 0.20	05/01/05
Options	335,000	$ 0.10	13/12/05
Options	85,000	$ 0.13	19/01/06
Options	220,000	$ 0.17	01/03/06
Options	504,680	$ 0.10	17/04/06
Options	330,000	$ 0.10	07/09/06
Options	120,000	$ 0.19	18/04/07
Warrants	200,000	$ 0.20	19/05/02
Warrants	824,165	$ 0.20	30/06/03
Warrants	1,000,000	$ 0.20	22/11/04
Warrants	375,000	$ 0.20	26/06/05
Warrants	300,000	$ 0.15	23/10/05
Warrants	266,664	$ 0.20	01/11/05
Warrants	300,000	$ 0.13	29/11/05
Warrants	200,000	$ 0.14	12/04/06
Warrants	1,050,000	$ 0.12	09/05/06
Warrants	250,000	$ 0.12	22/06/06
Warrants	400,000	$ 0.12	19/07/06
Warrants	300,000	$ 0.15	06/11/06
Warrants	400,000	$ 0.13	18/01/07
Warrants	93,750	$ 0.16	14/01/07
Warrants	312,500	$ 0.16	25/01/07
Warrants	670,000	$ 0.15	12/02/07

C) Total Number of Shares in Escrow or Subject to Pooling Agreement:

The Company's Registrar and Transfer Agent, Pacific Corporate Trust Company holds a total of Nil shares in escrow. There are no shares subject to any pooling agreement.

D) List of Directors: Patrick D. O'Brien Frank P. Puskas Jerry Dibble

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

FOR QUARTER ENDED APRIL 30, 2002

This discussion should be read in conjunction with the financial statements of the Company and related notes herein for the period. For further reference readers are referred to the Company's Audited Annual Report dated October 31, 2001. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars.

Introduction

Novawest Resources Inc. is in the mineral exploration business, focusing at this time on projects in the provinces of Ontario and Quebec, Canada. The Company is engaged in the acquisition, exploration and development of base metal, precious metal and diamond properties. The recovery of the Company's investment in resource properties and the attainment of profitable operations is dependent upon the discovery, development, and sale of ore reserves, and/or the successful joint venturing of projects the ultimate outcome of which cannot presently be predicted or determined as they are contingent on future events. At this time the company does not own any operating mines and therefore does not realize any revenue from mineral production or sales.

The Company's principal assets include a one hundred percent interest the Raglan Assemblage in northern Quebec comprised of 6 exploration permits and 661 claims encompassing approximately six hundred square kilometres (150,000 acres), a fifty percent interest in the Lac Rocher Assemblage in Quebec, a one hundred percent interest in the Nickel Royale, Golden Poly, GoldStock, Lone Eagle, Timmins Assemblage and Bucke Pipe properties in and around Marathon, Kirkland Lake and Timmins in Ontario, Canada.

In the period of this discussion the Company's deferred exploration expenditures of $1,405 compared with $31,073 in the same period a year earlier, were spent primarily on the Raglan Project, Golden Poly Project and the Nickel Royale Project and on maintenance of the company's other properties. Other properties were either dropped or placed in maintenance mode. The Company invested $76,200 in cash and stock to stake and maintain by way of property payments on it's Golden Poly, Raglan, and Nickel Royale Projects in the quarter ended April 30, 2002.

The mineral exploration sector continues to challenge all participants including our Company. Financing of operation and exploration expenditures continues to be difficult for companies in the sector due to depressed markets and weak commodity prices. However, recent strengthening in the prices of base and precious metals has been encouraging. The Company's management has however, been able to adequately carry out its business affairs despite the constraints placed on it.

At April 30, 2002 there are 25,132,850 common shares outstanding (34,588,109 fully diluted) compared to 21,493,947 (26,840,609 fully diluted) at the end of the period in the previous year. There are 2,513,180 options in favour of Directors and Employees and 6,942,079 warrants outstanding at the end of the period.

The company announced the appointment of Mr. Jerry Dibble to the company's Board of Directors. Mr. Dibble brings a wealth of knowledge and expertise to the Board. He has more than fourteen years experience in investor relations and public relations, as well as four years of investment banking and S.E.C. regulatory filings. Mr. Dibble is licensed as a Series 7 Broker and was formerly employed in the Houston, Texas office of A.G. Edwards and Sons, a large, highly respected national U.S. Broker/Dealer. Prior to that Mr. Dibble served as Executive V.P. of American Bank & Savings in the capacities of Chairman of the Real Estate Department and Operations Officer/New Loans. Mr. Dibble currently specializes in such areas of expertise as Corporate Communications, Information Technology (IT) and Corporate Finance. His contacts throughout North America and internationally will prove invaluable to NovaWest's goal of enhancing shareholder value through corporate development, corporate communications and project financing strategies.

During the period, the Company's management has looked at several opportunities to diversify the Company's business activities. To date, management continues to favour opportunities that in some way compliment the existing activities of the Company and has therefore chosen not to pursue changing the Company's focus from the resource sector.

The company's new website is progressing on schedule. The new state of the art website will utilize the latest technology and be designed to inform and educate existing and potential shareholders on the company and the industry in which the company is engaged. The website will incorporate maps and pictures of the company's various exploration projects and will provide the investing public with an exciting source of useful resources for making informed investment decisions. It is expected the website will be launched by Summer 2002.

Results of Operations

The Company raised $200,500 from the issuance of shares during the period. The Company paid a total of $15,000 to a company controlled by a senior officer of the Company for management fees for the period from February 1, 2001 to April 30, 2002. A total of $3,275 was paid for secretarial and office services to a company controlled by a member of the immediate family of the company's president.

Directors and employees perform the Company's investor relation activities; therefore during the period no consulting investor relations' services were engaged. The Company's endeavours consisted of the dissemination of information to shareholders and prospective investors through brochures, press releases and maps as well as in trade shows. The Company prepares and publishes most material in-house. During the period the Company distributed a considerable number of corporate packages in order to raise public interest.

Financing Activities

During the period ending April 30, 2002 the Company issued 1,170,000 common shares for proceeds of $200,500 compared to the same period in the previous year when the Company issued 1,350,000 shares for proceeds of $223,100. The Company incurred no finance fees with regard to the raising funds in the period.

Liquidity and Capital Resources

The Company had a working capital deficit at the end of the period April 30, 2002 of $409,686 compared to $402,245 at the end of the same period a year earlier. Cash on hand at the end of the period was $81,085 compared with $35,155 at the end of the period in the previous year. The company has near term debt of $200,000 by way of a promissory note due June 5, 2000, with interest accrued at 10% per annum payable annually and second promissory note outstanding due September 9, 2001 in the amount of $47,350 with interest accrued at 10% per annum payable annually. Both of the notes are payable to a company controlled by the company's President. In consideration for one of the loans the Company has issued 66,666 shares to the lender. In consideration for the smaller loan the company issued 43,045 shares to the lender.

Investing in the acquisition, exploration and development of mineral properties is a capital intense business and the Company is in an ongoing capital raising position. Further financing for exploration will depend on near-term exploration results, metal prices, financial markets for junior resources companies, as well as the perceived risk associated with mineral exploration. To date this has been one of the Company's toughest obstacles to overcome in attaining it's goals.

The Company is in the exploration stage of development and does not receive nor does it anticipate receiving any revenue in the coming year from mineral sales. As the Company's interests are not generating cash flow, the Company is dependent on equity financing through existing and new shareholders as well as third party financing and cost sharing arrangements to fund its work programs and operations beyond those which will be financed from existing cash resources and receivables. The principal source of funding planned for the fiscal 2002 year and beyond will be through private placements, the exercise of warrants and the optioning or joint venturing of mineral properties.

Acquisitions and Divestitures

Notwithstanding the severe limitations on companies in the mineral sector to raise capital the Company continued to review new opportunities in order to develop further its portfolio of mineral exploration properties.

The Company arranged the acquisition of a 100% interest in an additional 658 claim units in the immediate vicinity of its Nickel Royale Assemblage in Thunder Bay, Ontario. This has increased the total holdings from 152 to 810 claim units. Under the terms of the two purchase agreements the Company will issue the vendors collectively a one-time payment total of $18,000 cash and 60,000 common shares of the Company. The extensive expansion of the property holdings was due to results form the recent surface sampling program carried out by the Company. The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex.

The Company arranged the acquisition of the Lone Eagle Gold Project situated in Playfair Township in Northeastern Ontario. The project is situated in the western hub of Canada's most productive gold producing region, the 180 mile "Golden Corridor" running from Timmins to Val d'Or which has yielded 160 million ounces of gold, 75% of Canada's all-time gold production. The company has paid the vendor $2,000 and 50,000 shares of the Company's common stock to purchase it's 100% interest.

The Company is continuously reassessing its property portfolio in order to assess and prioritize its holdings. Some low-priority properties may be dropped should the prolonged downturn in the resource sector become evident, however management is of the opinion that the metal markets appear to be poised for a notable correction. The Company's share price is expected to recover accordingly, however this improvement will be subject to exploration activities and positive results that the company will have to achieve.

Exploration Activities

The Company's limited exploration activities during the period ending April 30, 2002 were primarily focused on the Nickel Royale project near Schrieber, Ontario. The company is now planning a follow up drill program but will have to arrange program financing prior to commencement.

Subsequent Events

In May 2002 the Company staked additional claims as an expansion to its Lone Eagle Gold Project. The property is located in Playfair Township in Northeastern Ontario. The new claims increase the property size from 160 acres to 560 acres. Due to the long history of the region, infrastructure is already in place including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. The established infrastructure will expedite Novawest's development of the Lone Eagle Gold Project.

In May 2002 Company appointed Mr. Brian F, Adams, FCGA to the Board of Directors. Mr. Adams a resident of British Columbia, Canada is a Certified General Accountant and has been a Principal in a highly respected independent accounting firm since 1968. Mr. Adams was elected a 'Fellow' of the Canadian CGA Association in 1974, a Life Member of the CGA Association of B.C in 1978 and received the Queen's Silver Jubilee Medal in 1977 for service to his profession. He has served on the Board of Governors of the CGA Association of B.C. and the Board of Directors of CGA Canada; as President of the CGA Association of B.C. and Chairman of CGA Canada; served as one of three Canadian representatives to the International Federation of Accountants; has been appointed a member of the Auditor Certification Board of B.C. and served as Chairman; is an Associate Member of the Certified General Accountant Association's of Manitoba, the Northwest Territories and Alberta; and is an Associate Member of the Association of Certified Fraud Examiners.

In May 2002 Frank Puskas submitted his resignation to pursue other interests and endeavours.

In June 2002 the Company appointed Mr. Donald J. Foran to the Company's Advisory Committee. Mr. Foran is a Vancouver based Management Consultant and brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.
Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia.

Legal Matters

The company has no outstanding legal matters and is not aware of any business matters that would result in legal actions at this time.

Risks and Uncertainties

The future success of the Company's activities is subject to a number of risk factors typical of the mineral resource sector. These include the extent to which it can outline natural resources on its properties and establish the economic viability of developing those properties, the company's ability to obtain necessary financing or to find strategic partners. In addition, any development of a mineral resource may take years to complete and the resulting income, if any, from the Company's investments is difficult to determine with any certainty at this time. The sales value of any mineral resources produced by the Company is largely dependent upon factors that are beyond the control of the Company, for example, costs of development, operating costs and the market value of minerals and metals produced.

Outlook

Novawest expects to continue to invest in exploration and mining-related investments and to seek appropriate opportunities to acquire and explore new Canadian mineral claims and properties. Management recognizes the low cash position of the Company and the fact that the Company is active in a cash intensive industry, a condition also being faced by many of the company's competitors. Management will be spending a considerable amount of its energies addressing this matter. During this fiscal year the Company plans to initiate private placements and public offerings to maintain and increase its pace of mineral exploration and development. It is anticipated that the Company will need to raise approximately $0.50 million of working capital in the coming year. In addition to the raising of working capital the company has undertaken a program to seek joint venture partners for a number of its projects including the Raglan, Nickel Royale and Bucke Pipe.

In view of the current adverse sentiment that affects junior resource companies and their ability to raise equity finance, there can be no assurance that any future funding required by the Company will be made available to it, and, if such funding is available, that it will be offered on reasonable terms or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. The exploration potential of the Company's property portfolio is considered to have significant geological merit. The Company plans to undertake exploration programs on its Raglan, Golden Poly, GoldStock, Lone Eagle, Bucke, and Nickel Royale properties in the coming year. Exploration expenditures on other properties in the Company's portfolio are expected to be minimal yet enough to keep the majority of these properties in good standing.

Management and the Board of Directors sincerely thank Novawest's shareholders for their continued support.

On Behalf of Management and The Board of Directors

"Patrick D. O'Brien"

Patrick D. O'Brien
President/CEO